# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Goldman Sachs Private Credit Corp., CIK 0001920145
CUSIP: Inapplicable
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 200 West Street, New York, New York (NY), 10282
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001055964

## Reporting persons
- NOMURA ASSET MANAGEMENT CO LTD: type of reporting person: investment adviser (IA); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 14,924,437; shared voting power 0; sole dispositive power 14,924,437; shared dispositive power 0; aggregate amount beneficially owned 14,924,437 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Goldman Sachs Private Credit Corp.
Address of issuer's principal executive offices: 200 West Street, New York, New York, 10282

## Item 2. Person Filing
Name of person filing: Nomura Asset Management Co. Ltd. (the "Reporting Person")
Address of principal business office or, if none, residence: Toyosu Bayside Cross Tower, 2-2-1, Toyosu, Koto-ku, Tokyo, 135-0061, Japan
Citizenship: Tokyo, Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2025, the Reporting Person may be deemed the beneficial owner of 14,924,437 shares of Common Stock.
Percent of class: The percentage reported herein is based on 233,971,681 shares of Common Stock outstanding as of March 4, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2025.
Sole power to vote or to direct the vote: 14,924,437
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,924,437
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Nomura Private Credit Access Company, which is managed on a discretionary basis by the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- NOMURA ASSET MANAGEMENT CO LTD: /s/ Iseri Takeshi, Iseri Takeshi, Managing Director, Legal & Compliance Dept., Nomura Asset Management Co., Ltd. (05/08/2025)